February 10, 2010 By Edgar
Securities and Exchange Commission
Division of Corporation Finance
Attention: Kate Tillan
100 F Street, N.E.
Washington, D.C. 20549
Re:	Infineon Technologies AG Comments on Form 20-F for the year ended September 30, 2009 (the “2009 Annual Report”)
Ladies and Gentlemen:
On behalf of Infineon Technologies AG (“Infineon”), we are writing in response to the comments on the 2009 Annual Report contained in your letter dated January 28, 2010. The responses contained below are based upon information provided to us by Infineon. The responses are keyed to the numbering of the comments in your comment letter.
Selected Consolidated Financial Data, page 1
1.	Please tell us why you did not present the selected financial data for the five most recent financial years. Refer to Item 3.A of Form 20-F.
Response:
Infineon notes that, under Item 3.A.1 to Form 20-F, an issuer is permitted to omit selected financial data for the earliest two of the five most recent financial years if such data cannot be provided without unreasonable effort or expense. Infineon first adopted International Financial Reporting Standards (“IFRS”) as of October 1, 2008. In connection with its adoption of IFRS as of that date, Infineon also prepared financial statements under IFRS for the years ended September 30, 2007 and 2008. Prior to October 1, 2008, Infineon prepared its primary financial statements in accordance with accounting principles generally accepted in the United States (“US GAAP”); subsequent to that date, Infineon has prepared its financial statements solely under IFRS, and has not prepared financial statements under US GAAP. As a consequence, selected financial data under US GAAP are unavailable for the financial year ended September 30, 2009, and selected financial data under IFRS are unavailable for the financial years ended September 30, 2005 and 2006. Infineon is therefore unable to present five years of selected financial data under a consistent body of accounting standards without expending unreasonable effort and expense.

Securities and Exchange Commission
February 10, 2010

In preparing its 2009 Annual Report, Infineon considered providing either selected financial data (a) under IFRS for the three most recent financial years and under US GAAP for the two earliest financial years, or (b) under IFRS for the three most recent financial years and under US GAAP for the earliest four financial years (i.e., the applicable years for which US GAAP financial statements had been prepared). Infineon believed, however, that neither approach would provide meaningful additional disclosure to investors, and that either presentation would potentially cause confusion for the reader, given the lack of consistency from period to period. In addition, Infineon considered Instruction G(c) to Form 20-F, which permits an issuer to present selected financial data prepared in accordance with IFRS for only the two most recent financial years. When preparing its 2009 Annual Report, Infineon interpreted Instruction G(c) such that it would be permitted to omit selected financial data for the two earliest of the five most recent financial years.
Infineon notes that under Item 3.A, an issuer that is unable to provide selected financial data for the earliest two years of the five most recent financial years must submit to the Securities and Exchange Commission (the “Commission”) a representation to that effect before or at the time the annual report on Form 20-F is filed with the Commission, and to disclose in its annual report on Form 20-F that data for the earliest two years have been omitted and explain the reasons for the omission. In its annual report on Form 20-F for the financial year ending September 30, 2010, Infineon will be able to provide selected financial data under IFRS for the four then-most recent financial years. Accordingly, Infineon respectfully submits that it will provide the required representation to the Commission in connection with that filing and will include the following disclosure in that filing (or other applicable filing) regarding the reasons for the omission, as required under Item 3.A:
“The table above does not include selected financial data for the year ended September 30, 2006, the earliest of our five most recently completed fiscal years. In accordance with IFRS 1, First Time Adoption of International Financial Reporting Standards, our date of transition to IFRS was October 1, 2006. Accordingly, no IFRS financial information prior to the year ended September 30, 2007 has been prepared. As we are unable to present five years of selected financial data under a consistent body of accounting principles, we have omitted selected financial data for the earliest of the five years so as to minimize investor confusion. Selected financial data for the year ended September 30, 2006, prepared under US GAAP, has previously been disclosed in our Annual Report on Form 20-F for the year ended September 30, 2008.”
Controls and Procedures, page 121
2.	We note your disclosure that you chief executive officer and chief financial officer believe that your disclosure controls and procedures are effective “in that they provide reasonable assurance that information required to be disclosed by [you] in the reports that [you] file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.” The language

Securities and Exchange Commission
February 10, 2010

that is currently included after the word effective in your disclosure appears to be superfluous, since the meaning of disclosure controls and procedures is established by Rule 13a-15(c) of the Exchange Act. Please remove the language in your future filings, including any amendments, or revise the disclosure in those filings so that the language that appears after the word effective is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).
Response:
In future filings, Infineon will address the staff’s concern by removing the language that is currently included after the word “effective.”
Note 31, Capital Management, page F-55
3.	We note that you disclose a debt-to-EBITDA ratio and EBIT. Please tell us how you considered the disclosure requirements of Item 10(e) of Regulation S-K in your presentation.
Response:
As disclosed in Note 31, Infineon manages its capital structure primarily by the ratio of short-term and long-term debt to-EBITDA. To assist key management personnel in making decisions concerning Infineon’s liquidity position and management of its capital, Infineon internally reports information on these measures on a regular basis to its key management personnel. In addition, Infineon discloses the use of EBIT as a component of the definition of EBITDA.
Pursuant to Item 10(e)(5), non-GAAP financial measures exclude financial measures required to be disclosed by GAAP, among other things. Moreover, under Item 10(e)(5), such financial measures may be presented in the financial statements if they are “required or expressly permitted by the standard-setter that is responsible for establishing the GAAP used in such financial statements.”
Paragraph 124A of International Accounting Standard 1, as in effect for Infineon’s financial year ended September 30, 2009 (“IAS 1”), provides that “an entity shall disclose information that enables users of its financial statements to evaluate the entity’s objectives, policies and procedures for managing capital” [emphasis added]. Paragraph 124B of IAS 1 provides, in relevant part, that “[t]o comply with paragraph 124A, the entity discloses the following...” [emphasis added]. Furthermore, paragraph 124B of IAS 1 provides that “the entity bases these [i.e., the foregoing] disclosures on the information provided internally to key management personnel” [emphasis added].

Securities and Exchange Commission
February 10, 2010

Because the language of paragraphs 124A and 124B of IAS 1 is mandatory rather than permissive, Infineon was of the view that disclosure of the debt-to-EBITDA ratio and EBIT is required by IAS 1 and therefore the disclosure is required by GAAP in accordance with Item 10(e)(5) of Regulation S-K.
Infineon notes the staff’s Compliance and Disclosure Interpretations regarding Non-GAAP Financial Measures, which were posted as of January 15, 2010. In question 104.03, the staff clarified that a measure of segment/profit loss or liquidity that is not in conformity with Accounting Standards Codification 280 is a non-GAAP financial measure under Item 10(e) of Regulation S-K. By analogy to this interpretation, Infineon’s understanding is that the debt-to-EBITDA ratio and EBIT are non-GAAP financial measures that are subject to the requirements of Item 10(e)(1)(i), notwithstanding the requirements otherwise described above.
Infineon therefore respectfully confirms that in future filings it will comply with the requirements of Item (10)(e)(1)(i) with regard to the capital management disclosures required by IFRS to be presented in its financial statements, and in particular will provide a reconciliation of any such measures to the most directly comparable GAAP measures.
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We hereby confirm on behalf of Infineon that:
•	Infineon is responsible for the adequacy and accuracy of the disclosure in its filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Infineon may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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We hope that the above responses will be acceptable to the staff. If you have any questions or comments regarding this response letter, please contact the undersigned at the telephone number or email address indicated above.

Very truly yours,
/s/ Timothy J. Corbett
Timothy J. Corbett

Securities and Exchange Commission
February 10, 2010

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